SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                           For the month of June, 2003

                               THE RANK GROUP PLC
                (Translation of registrant's name into English)

                   6 Connaught Place, London, W2 2EZ, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________


Exhibit No.           Description
No.1                  Additional Listing announcement released on 10 June 2003
No.2                  Hard Rock Hotel Joint Venture announcement released on
                      18 June 2003
No.3                  Holding(s) in Company announcement released on 20 June
                      2003

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Exhibit No. 1

The Rank Group Plc

Application has been made to the UK Listing Authority of the FSA, and to the London Stock Exchange for the admission of 229,982 Ordinary shares of 10p each fully paid, ranking pari passu with the existing Ordinary shares, to the Official List.

These shares are issued following the annual conversion of 8.25p (net) convertible cumulative redeemable preference shares of 20p each.

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Exhibit No. 2

18 JUNE 2003

THE RANK GROUP PLC

HARD ROCK HOTEL JOINT VENTURE WITH SOL MELIA



The Rank Group ("Rank" or the "Group") is pleased to announce that it has agreed to form a 50:50 joint venture between Hard Rock Hotels and Resorts ("HRHR") and Sol Melia SA ("Sol"), to develop the Hard Rock Hotel concept throughout the Americas and Europe.


The joint venture will combine the strength of the Hard Rock brand and the hotel management and distribution capabilities of Sol Melia to offer hotel owners a unique proposition in the 4/5 star segment of the market. Under the terms of long term management or franchise agreements, the joint venture will develop a portfolio of hotels in both resort and urban locations. HRHR has established an experienced development team which will be responsible for the concept, design and branding within the hotels, and the sourcing of hotel contracts. Sol will be responsible for the management of the hotels including the sales, marketing and distribution operations. As the services provided to hotel owners by the joint venture will be performed either by Sol or HRHR, there will be minimal operational funding required by the joint venture.


HRHR will contribute to the joint venture the management contract for the 381 room Hard Rock Hotel in Chicago, which is scheduled to open in late 2003. This will be part of a total commitment by HRHR to contribute contracts over 1,300 rooms located in the United States and the Caribbean before the end of June 2006. Sol will contribute management contracts for a minimum of three hotels before the end of June 2007. These hotels will be located in the Americas and Europe.


Under the terms of a separate agreement, Becker Ventures ("Becker") has agreed to provide equity capital of up to US$1 billion to finance the development of Hard Rock Hotels to be managed by the joint venture. Becker is a major US provider of private equity for property-based projects and is the majority owner of the Hard Rock Hotel in Chicago. Becker has agreed to fund 50% of all HRHR's development costs up to US$1m per annum.


Mike Smith, Chief Executive of Rank, said:


"We have always believed that hotels represent a major opportunity to further capitalise on the strength of the Hard Rock brand. This joint venture is another step towards our objective of broadening our earnings base in Hard Rock through brand licensing. Hotel owners are increasingly seeking to differentiate their products and the success of the hotel in Orlando has demonstrated that the Hard Rock brand can offer consumers a unique hotel experience. Combining the hotel expertise of Sol Melia, the power of the Hard Rock brand and the financial support from Becker, we now have a strong platform upon which to build an additional source of revenue."


Sebastian Escarrer, Executive Vice Chairman and Chief Executive Officer of Sol Melia said:


"This is an exciting development for Sol Melia. The strength of the Hard Rock brand, particularly in the US market, supported by our management expertise and extensive distribution network, will we believe combine to deliver a valuable addition to our existing brand portfolio. Both Sol Melia and Hard Rock are committed to establishing a sizeable portfolio of Hard Rock Hotels and believe we have an excellent opportunity to create an exciting new hotel concept."

ENQUIRIES:

The Rank Group                                               Tel: 020 7535 8031
Peter Reynolds, Director of Investor Relations

PRESS ENQUIRIES:

The Maitland Consultancy                                     Tel: 020 7379 5151
Angus Maitland
Suzanne Bartch




NOTES FOR EDITORS


HARD ROCK

Hard Rock Cafe, one of the most globally recognised music and entertainment brands, has a network of more than 100 signature cafes in 38 countries and one of the world's largest collections of music memorabilia. There are currently four Hard Rock Hotels which are open: in Orlando (650 rooms), Bali (418 rooms), Pattaya (320 rooms) and also Las Vegas (670 rooms) (owned and operated by Peter Morton). In addition, there are three locations currently under construction in Chicago (381 rooms), Tampa (250 rooms) and Hollywood, Florida (500 rooms). The Hard Rock Hotel Chicago is scheduled to open in late 2003. The locations in Tampa and Hollywood are both linked to casino developments that are scheduled to open in Summer 2004 and are part of a previously announced licensing agreement with the Seminole Indian Tribe of Florida.


SOL MELIA

Sol is the largest resort hotel Group in the world with a total of over 350 hotels in 30 countries, under its Melia Hotels, Tryp Hotels, Sol Hotels and Paradisus Resorts brands. As at March 2003, 60% of the Group's 86,000 rooms are located in holiday resorts. Sol has substantial international sales and marketing operations, offering distribution services in 18 countries.


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Exhibit No. 3

                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

The Rank Group Plc

2. Name of shareholder having a major interest

Legal & General Group Plc

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Notifiable interest of company in (2) above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

HSBC Global Custody Nominee (UK) Ltd A/c 914945 - 252,000 shares

HSBC Global Custody Nominee (UK) Ltd A/c 357206 - 200,000 shares

HSBC Global Custody Nominee (UK) Ltd A/c 886603 - 3,250,000 shares

HSBC Global Custody Nominee (UK) Ltd A/c 775245 - 2,782,323 shares

HSBC Global Custody Nominee (UK) Ltd A/c 130007 - 200,000 shares

HSBC Global Custody Nominee (UK) Ltd A/c 357206 - 14,312,374 shares

HSBC Global Custody Nominee (UK) Ltd A/c 866197 - 95,677 shares

HSBC Global Custody Nominee (UK) Ltd A/c 904332 - 45,800 shares

HSBC Global Custody Nominee (UK) Ltd A/c 916681 - 31,000 shares

HSBC Global Custody Nominee (UK) Ltd A/c 754612 - 560,024 shares

HSBC Global Custody Nominee (UK) Ltd A/c 282605 - 1,340,000 shares

HSBC Global Custody Nominee (UK) Ltd A/c 360509 - 622,586 shares

HSBC Global Custody Nominee (UK) Ltd A/c 766793 - 52,200 shares


5. Number of shares / amount of stock acquired


6. Percentage of issued class


7. Number of shares / amount of stock disposed


8. Percentage of issued class


9. Class of security

Ordinary 10p Share

10. Date of transaction

18 June 2003

11. Date Company informed

20 June 2003

12. Total holding following this notification

23,743,984

13. Total percentage holding of issued class following this notification

3.99%

14. Any additional information


15. Name of contact and telephone number for queries

Clare Duffill - 020 7535 8133

16. Name and signature of authorised company official responsible for making this notification

Clare Duffill

Date of notification

20 June 2003

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                                THE RANK GROUP PLC


Date: 23 June 2003

                                                By:____C B A Cormick_____

                                                Name:  C B A Cormick

                                                Title: Company Secretary